[redacted]

11016523

3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 35870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 1st. Avenue North
(No. and Street)

Birmingham, AL 35203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Wilkins - (205) 583-3238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett, Kimbrough & Marino, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road, Birmingham, AL 35243
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 3/22

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Aug 16, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2010

WARREN, AVERETT, KIMBROUGH & MARINO, LLC

CONTENTS

Note: The Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been omitted since NBC Securities, Inc. had no such liabilities during the period covered by this financial report.

WARREN, AVERETT, KIMBROUGH & MARINO, LLC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS & FINANCIAL CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 18, 2011

To the Board of Directors and Stockholder of
NBC Securities, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of NBC Securities, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Warren, Averett, Kimbrough & Marino, LLC

Birmingham, Alabama

415 EAST 10TH STREET
ANNISTON, AL 36207
(256) 241-0560
FAX (256) 236-4670

2500 ACTON ROAD
BIRMINGHAM, AL 35243
(205) 979-4100
FAX (205) 979-6313
WWW.WAKM.COM

P.O. BOX 1245
CULLMAN, AL 35056
(256) 739-0312
FAX (256) 739-1896

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 1,280,762
Cash and cash equivalents segregated under federal and other regulations	30,303
Deposits with clearing organizations	300,185
Receivables from broker-dealers and clearing organizations	360,244
Securities owned - at fair value	31,860
Premises and equipment, net	172,520
Other assets	2,587,124
	$ 4,762,998

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to broker-dealers and clearing organizations	$ 8,805
Accounts payable, accrued expenses and other liabilities	396,918
	405,723
Commitments and Contingencies (see Note M)	
Stockholder's Equity	
Common stock, $1 par value - authorized, issued and outstanding, 100 shares	100
Additional paid-in capital	2,979,298
Retained earnings	1,377,877
	4,357,275
	$ 4,762,998

See notes to financial statements.

NBC SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Commissions	$ 7,408,090
Fee income	4,053,729
Interest on margin loans	95,851
Interest on securities	16,915
Loss on securities owned	(5,869)
	11,568,716
Expenses	
Employee compensation and benefits	9,117,804
Advisory fee expense	1,163,780
Communications and data processing	722,019
Floor brokerage, exchange and clearance fees	651,715
Occupancy and equipment	474,273
Professional fees	447,009
Interest	65,575
Printing and postage	158,065
Other	718,282
	13,518,522
Loss before Income Tax	(1,949,806)
Income Tax Benefit	566,701
Net Loss	$ (1,383,105)

See notes to financial statements.

NBC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance - January 1, 2010	100	$ 100	$ 13,050,900	$ 2,760,982	$ 15,811,982
Net loss	-	-	-	(1,383,105)	(1,383,105)
Investment by NBCS Holdings, L.P.	-	-	1,800,000	-	1,800,000
Dividend to former Parent	-	-	(11,871,602)	-	(11,871,602)
Balance - December 31, 2010	100	$ 100	$ 2,979,298	$ 1,377,877	$ 4,357,275

See notes to financial statements.

NBC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities	
Net loss	$ (1,383,105)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	31,345
Loss on disposal of premises and equipment	64,912
Changes in operating assets and liabilities:	
Cash and cash equivalents segregated under federal and other regulations	89,423
Deposits with clearing organizations	132,400
Receivables from broker-dealers and clearing organizations	1,567,573
Receivables from customers	8,918,021
Securities owned	1,972,002
Other assets	1,076,898
Payables to customers	(5,775,107)
Payable to broker-dealers and clearing organizations	(50,388)
Accounts payable, accrued expenses and other liabilities	(264,692)
Net Cash Provided by Operating Activities	6,379,282
Cash Flows from Investing Activities	
Purchases of premises and equipment	(178,521)
Net Cash Used in Investing Activities	(178,521)
Cash Flows from Financing Activities	
Proceeds from investment by NBCS Holdings, L.P.	1,800,000
Dividend to former Parent	(11,871,602)
Net Cash Used in Financing Activities	(10,071,602)
Decrease in Cash and Cash Equivalents	(3,870,841)
Cash and Cash Equivalents - beginning of year	5,151,603
Cash and Cash Equivalents - end of year	$ 1,280,762
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 65,575
Income taxes	$ -
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITY	
Retirement of premises and equipment	$ 234,201

See notes to financial statements.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and clears trades through RBC Capital Markets Corporation (RBCCMC), an affiliate of RBC Bank (USA).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Securities Owned
Securities owned are reported at fair value based on quoted market prices and other observable market data, with the resulting unrealized gains and losses recognized in earnings. Gains and losses on the sale of securities are computed using the specific identification method.

Premises and Equipment
Premises and equipment is recorded at cost less accumulated depreciation. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation is computed on the straight-line method over the estimated useful life of each depreciable asset.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes
The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740, there are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Statement of financial condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

The Company has determined that it does not have any tax positions at December 31, 2010, that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2009. The tax returns for the years ended December 31, 2007, and thereafter are subject to audit by the taxing authorities.

Fee Income
Fee income consists of asset management and administration fees. Asset management and administration fees are recognized as revenue over the period that the related service is provided, based upon average customer net asset balances. Customer average net asset balances are based upon quoted market prices and other observable market data.

Commissions and Customer Securities Transactions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Prior to the change in ownership (see Note C for further discussion) and while the Company was a self-clearing broker, the customer securities transactions were recorded on a settlement-date basis with the related commission income and expenses recorded on a trade-date basis.

Subsequent Events
Management has evaluated subsequent events and their potential effects on these financial statements through February 18, 2011, the date the financial statements were available to be issued.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

New Accounting Standards
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements* (ASU 2010-06), which provides amendments to ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820). ASU 2010-06 provides more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements and (4) the transfers between Levels 1, 2 and 3. The Company adopted ASU 2010-06 as of January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the financial statements of the Company.

NOTE C - CHANGE OF OWNERSHIP

On July 6, 2010 (Transaction Date), RBC Bank (USA) (the Bank) sold all 100 shares of common stock, par value $1.00 per share, which constituted all the issued and outstanding shares of capital stock of the Company, to NBCS Holdings, L.P. (Transaction). Previously, the Company was an indirect wholly-owned subsidiary of RBC Bancorporation (USA), the former Parent, and was a self-clearing broker-dealer and upon consummation of the sale, the Company converted to an introducing broker-dealer. The Company entered into an agreement with RBCCMC whereby RBCCMC will be the exclusive clearing broker for the Company. Upon closing of the Transaction, the Company paid a dividend to the Bank, which included various accruals and receivables, in the amount of approximately $11.9 million.

NOTE D - RESERVE REQUIREMENTS

Rule 15c3-3 under the Securities Exchange Act of 1934 (the Rule) specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined by the Rule. At December 31, 2010, the Company had $30,303 segregated under the Rule.

NOTE E - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010, consist of the following:

	Receivable	Payable
Receivables from broker-dealers and clearing organization	$ 360,244	$ -
Payable to broker-dealers and clearing organizations	-	8,805
	$ 360,244	$ 8,805

NOTE F - SECURITIES OWNED

The Company owns securities consisting of the following at December 31, 2010:

Securities owned	$ 31,860

NOTE G - PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 2010, is as follows:

Computer equipment	$ 179,765
Office equipment	65,617
	245,382
Accumulated depreciation	(72,862)
	$ 172,520

Depreciation expense for 2010 was $31,345.

NOTE H - EMPLOYEE BENEFIT PLANS

The Company participated in a qualified defined contribution plan sponsored by the Bank under Section 401(k) of the Internal Revenue Code (Code) through the Transaction date. Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Code. Both plans had the same terms whereby employee participants can contribute up to 50 percent of their base salary to the plan on a pretax basis, and the Company matches up to 100 percent of the first six percent of each participant's contribution. Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. The Company match begins the first day of the month after completion of one year and at least 1,000 hours of service. Vesting in employee contributions and earnings on those contributions are 100 percent and are immediate. Vesting of Company matches increases 25 percent per year from zero percent after one year of service to 100 percent after five years of service. The Company's matching contribution, included in the caption "employee compensation and benefits" in the statement of operations, was $162,258 for the year ended December 31, 2010.

NOTE I - RELATED PARTIES

The Company has outstanding loans to employees totaling $2,244,026 as of December 31, 2010. The loans will be forgiven on an annual basis over the lives of the loans dependent on the employees maintaining employment. During 2010, the Company recorded compensation expense totaling $718,463 related to the forgiveness of loans to employees.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than five percent of aggregate customer debit balances. At December 31, 2010, the Company had net capital of 1,522,539, which was $1,272,539 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2010; therefore, the percentage of net capital to aggregate debit items was not meaningful.

NOTE K - FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determines fair value in accordance with ASC Topic 820. ASC Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. ASC Topic 820 also establishes a three-level fair value hierarchy that describes the inputs that are used to measure assets and liabilities as follows:

Level 1 - Quoted prices in active markets for identical assets and liabilities.

Level 2 - Directly or indirectly observable inputs, such as quoted market prices for similar assets or liabilities in active markets; quoted market prices that are not in an active market; other inputs that are observable in the market, such as prepayment speeds, credit risks and default rates; or inputs that can be corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that are supported by little or no market activity, such as financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These unobservable inputs are determined to be significant to the fair value of the assets or liabilities.

The Company's summary of assets at fair value is measured on a recurring basis and is summarized below.

	Total	Level 1	Level 2	Level 3
Securities owned	$ 31,860	$ -	$ -	$ 31,860

The valuation techniques used to measure the fair value of the Level 3 securities in accordance with ASC Topic 820 and to determine the fair value of financial instruments in accordance with ASC Topic 825, *Financial Instruments*, are valued at par, which approximates fair value.

NOTE K - FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The table below is reconciliation for the year ended December 31, 2010, for all Level 3 assets that are measured at fair value on a recurring basis:

Securities owned - January 1, 2010	$ 38,476
Total gains or losses:	
Included in earnings	(961)
Net purchases, sales	(5,655)
Transfers in and out of Level 3	-
Securities owned - December 31, 2010	$ 31,860

NOTE L - INCOME TAXES

The income tax provision, included in the statement of operations for the year ended December 31, 2010, was calculated through the Transaction Date and separately subsequent to the Transaction Date through December 31, 2010, and is as follows:

	From January 1, 2010 through the Transaction Date	From the Transaction Date through December 31, 2010	Total Amounts for the Year Ended
Current benefit:			
Federal	$ 472,793	$ -	$ 472,793
State	93,908	-	93,908
Total current benefit	$ 566,701	$ -	$ 566,701
Deferred benefit:			
Federal	$ -	$ -	$ -
State	-	-	-
Total current benefit	$ -	$ -	$ -
Total current and deferred benefit:			
Federal	$ 472,793	$ -	$ 472,793
State	93,908	-	93,908
Total current and deferred benefit	$ 566,701	$ -	$ 566,701

The difference between the income tax provision computed at the statutory federal income tax rate and the Company's income tax provision reflected in the statement of operations is primarily due to the effect of state income taxes, net of federal income tax effects, for the period from January 1, 2010, through the Transaction Date. For the period from the Transaction Date through December 31, 2010, it is primarily related to the valuation allowance for the deferred tax assets that were recorded as of December 31, 2010.

NOTE L - INCOME TAXES - Continued

As of December 31, 2010, the Company does not have any material deferred tax assets or liabilities.

The deferred tax asset as of the Transaction Date was transferred to the former Parent as part of the dividend paid to RBC Bank (USA). Previously, the Company, as an indirect wholly-owned subsidiary of the former Parent, and the former Parent were included in the consolidated federal and state income tax returns filed by the former Parent. Federal and state income taxes were calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated was either remitted to or received from RBC Bank (USA).

The components of deferred income taxes included in other assets in the accompanying statement of financial condition at December 31, 2010, are as follows:

Deferred tax liabilities:	
Premises and equipment related to depreciation and amortization	$ (9,232)
Deferred tax assets:	
Net operating loss carryforward	194,034
Valuation allowance	(184,802)
Total deferred tax assets net of valuation allowance	9,232
Net deferred tax asset	$ -

The balance sheet (statement of financial condition) method is used to determine deferred taxes. Under this method, the net deferred tax asset or liability is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset. The Company has established a valuation allowance for the amount of deferred tax assets that it expects will not be realized less the amount of reversing tax liabilities.

NOTE M - COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

SUPPLEMENTAL INFORMATION

SCHEDULE I
NBC SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Computation of Net Capital	
Total Stockholder's Equity	$ 4,357,275
Deduction and/or Charges	
Nonallowable assets:	
Receivables	(22,930)
Securities owned	(31,860)
Premises and equipment, net	(172,520)
Other assets	(2,447,987)
Prepaid expenses	(139,136)
Other deductions or charges	(20,303)
Net Capital before Haircut on Securities Positions (tentative net capital)	1,522,539
Haircuts on Securities	-
Net Capital	$ 1,522,539
2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$ -
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with FOCUS (Note A)	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital	$ 1,272,539
Percentage of Net Capital to Aggregate Debit Items	Not meaningful, $0 aggregate debit items

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17a-5 as of December 31, 2010, as filed on January 26, 2011.

SCHEDULE II
NBC SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

Credit Balances	
Free credit balances and other credit balances in customers' securities accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Credit balances in firm accounts	-
Market value of securities in transfer and unconfirmed greater than 40 days	-
Total Credit Items	-
Debit Balances	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts doubtful of collection	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Margin required and on deposit with Options Clearing Corporation (OCC) for all option contracts written or purchased in customer accounts	-
Aggregate Debit Items	-
Less 3% of Aggregate Debit Items	-
Total Debit Items	-
Reserve Computation	
Excess of total debits over total credits	$ -
Required deposit	$ -
Amount of deposit	$ 30,303

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2010, as filed on January 26, 2011.

SCHEDULE III
NBC SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

A. Market value	None
B. Number of items	None

Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operation" as permitted under Rule 15c3-3.

A. Market value	None
B. Number of items	None

There are no differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's December 31, 2010, unaudited Form X-17A-5 as of December 31, 2010, as filed on January 26, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
On Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 18, 2011

Board of Directors and Stockholder
NBC Securities, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of NBC Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3a(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Warren, Averett, Kimbrough & Marino, LLC

NBC SECURITIES, INC.

**AGREED-UPON PROCEDURES REPORT
RELATED TO THE
SECURITIES INVESTOR
PROTECTION CORPORATION
ASSESSMENT RECONCILIATION**

DECEMBER 31, 2010

WARREN, AVERETT, KIMBROUGH & MARINO, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder
NBC Securities, Inc.
1927 1st Avenue N 7th Floor
Birmingham, AL 35203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by NBC Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating NBC Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NBC Securities, Inc.'s management is responsible for the NBC Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [*We agreed the December 31, 2010, Form SIPC-7T payment of $6,014 to check #8211 and traced this payment as recorded to the regulatory fees expense account 823-100 in the general ledger system of NBC Securities, Inc. on February 1, 2011. We also agreed the Form SIPC-6 remitted payment of $4,146 to check #07521 and traced this payment as recorded to the regulatory fees expense account 823-100 in the general ledger system of NBC Securities, Inc. on July 29, 2010*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 (for Statement of Income (Loss) amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2010 through March 31, 2010; April 1, 2010 through June 30, 2010; July 1, 2010 through September 30, 2010; and October 1, 2010 through December 31, 2010), as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [*We agreed all adjustments to the audited trial balance noting clerical accuracy. During review of the SIPC-7T calculation, we identified that the lesser of lines 9(i) and 9(ii) was used to calculate the assessment at year end while the form instructions state to enter the greater of line 9(i) or (ii). This resulted in paying $1 more than necessary to the Securities Investor Protection Corporation*] supporting the adjustments noting no differences other than the one identified above; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren, Averett, Kimbrough & Marino, LLC

Birmingham, Alabama
February, 18, 2011

NBC Securities, Inc.

Financial Statements as of and for the
Year Ended December 31, 2010,
Supplemental Schedules for the
Year Ended December 31, 2009, and
Independent Auditors' Report